WATERSTONE FINANCIAL, INC.
11200 West Plank Court
Wauwatosa, Wisconsin 53226

November 4, 2013

Via Edgar

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Waterstone Financial, Inc.
Registration Statement on Form S-1 (Registration Number 333-189160)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Waterstone Financial, Inc., a Maryland corporation (the “Company”), hereby requests that the Company’s Registration Statement on Form S-1 be declared effective on November 6, 2013 at 2:00 p.m., or as soon thereafter as is practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Richard C. Larson
Richard C. Larson
Senior Vice President and Chief Financial Officer